Exhibit 99.1

WISeQey Announces Preliminary Nine-Month 2026 Financial Results and Provides Corporate Update

Consolidated revenue of $17 million, representing 55% year-over-year growth; reaffirms FY 2026 revenue guidance of 50% to 100% year-over-year growth

Subsequent WISeSat.Space Nasdaq listing establishes dedicated public-market platform for secure satellite connectivity

Geneva, Switzerland – November 3, 2026 – Ad hoc announcement pursuant to Art. 53 LR - WISeQey Corp. (formerly known as WISeKey International Holding AG, “WISeQey”, the “Company” or the “Group”) (Nasdaq/SIX: WQEY), a global quantum cybersecurity and space IoT company, today announced its preliminary unaudited financial metrics for the nine-month period ended September 30, 2026 (“9M 2026”), provided an update on corporate developments, and reaffirmed its full-year 2026 revenue guidance.

9M 2026 Key Financial Metrics

●	Revenue growth of 55%: Preliminary unaudited 9M 2026 revenue of $17 million, compared to $11 million in 9M 2025.

●	Strong liquidity: Group consolidated cash, cash equivalents and restricted cash of approximately $471.0 million at September 30, 2026.

●	Subsidiary SEALSQ’s post-quantum pipeline exceeds $100 million: An active, evolving business pipeline of more than $200 million through 2029 as of October 15, 2026, including more than $100 million associated with Post-Quantum projects, including the QS7001 and QVault TPM. These figures represent management estimates of potential opportunities and are subject to risks such as conversion risk, customer validation, technical integration and other commercial risks.

Revenue Drivers

The 9M 2026 increase was driven primarily by growth in the Group’s subsidiary, SEALSQ Corp (“SEALSQ”):

●	Continued strong demand for SEALSQ’s Vault-IC secure-element family across industrial, smart-energy IoT and P25 Radio protocol application deployments.

●	Growth in recurring PKI subscriptions, certificate-management and digital identity services.

●	Nine months of consolidated revenue from IC’Alps SAS, which contributed approximately $3.8 million in 9M 2026 through custom ASIC design and secure semiconductor engineering services.

●	Ramp-up of the Quantix Edge Security sovereign semiconductor design and personalization center in Murcia, Spain.

●	Initial sampling and evaluation revenue from QS7001 and QVault TPM as 42 customers are now evaluating the next generation of secure semiconductor products.

FY 2026 Revenue Outlook

WISeQey’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward-Looking Statements” below. WISeQey reaffirms its FY 2026 revenue growth guidance of approximately 50% to 100%, representing a range of approximately $27 million to $36 million, compared with audited FY 2025 revenue of $19 million.

The Company expects a more significant contribution from its subsidiary SEALSQ’s post-quantum product lines in 2027 and beyond as customers complete technical integration and move into volume production. Timing remains subject to laboratory review, certification, customer qualification and procurement.

Carlos Moreira, Founder, Chairman and Chief Executive Officer of WISeQey, commented: “Our focus is converting our technology portfolio into customer deployments and sustainable commercial growth. SEALSQ’s revenue progress, together with WISeSat.Space Holdings Corp.’s (NASDAQ: SAIQ) (“WISeSat.Space”) subsequent Nasdaq listing, strengthens the foundations for the next stage of our development. We are connecting hardware security, trusted identities and satellite communications to address the needs of increasingly intelligent and autonomous systems. Our priorities remain on execution, converting commercial opportunities into customer deployments, allocating capital with discipline and building sustainable value for WISeQey shareholders.”

Corporate Developments

During January - October 2026, WISeQey’s announcements focused on digital identity, post-quantum semiconductors, quantum computing and secure satellite infrastructure, alongside corporate restructuring and preparations for subsidiary listings.

●	WISeQey corporate transition. On October 5, 2026, following its cross-border merger and redomiciliation, WISeQey began trading on Nasdaq and SIX under the symbol WQEY.

●	WISeSat.Space listing and ownership. On October 1, 2026, WISeSat.Space completed its combination with Columbus Acquisition Corp. and commenced trading on the Nasdaq under the symbol SAIQ on October 2, 2026. WISeQey remains the ultimate parent company of WISeSat.Space and directly holds 23,387,061 WISeSat.Space shares, including 11,430,139 Ordinary Shares and 11,956,922 Class F shares. WISeQey’s subsidiary, SEALSQ Corp, holds 3,018,294 shares, split between 1,977,816 Ordinary Shares and 1,040,478 Class F Shares. This brings WISeQey’s reported aggregate beneficial ownership totals to 26,405,355 shares, approximately 88.5% of the ordinary-share class on an as-converted basis.

●	Expansion of the SEALQuantum Sovereign Vertical Stack. Through SEALSQ, the Group completed the acquisition of Miraex, invested approximately €15 million in Quobly, increased its total EeroQ investment to $7 million and made a majority investment in Wecan. This is a strategic quantum initiative through which the Group allocates its own capital across quantum and post-quantum technologies with the aim to develop a Sovereign Quantum Vertical Stack.

●	Creation of Quantisimo. In June, WISeKey and SEALSQ established Quantisimo Corp. and announced a non-binding LOI with GigCapital8 regarding a Nasdaq-listed pure-play quantum platform. On October 9, 2026, WISeQey and SEALSQ entered into a definitive merger agreement with GigCapital8, Quantisimo and Quantisimo Holdings Corp. (“PubCo”), under which Quantisimo and GigCapital8 will become wholly owned subsidiaries of PubCo, which is expected to list on the Nasdaq Capital Market. Prior to closing, WISeQey and SEALSQ will contribute to Quantisimo certain of their equity interests in Miraex, SEALCOIN, Wecan and WISeSat.Space. Upon closing, WISeQey and SEALSQ will receive an aggregate of 66,610,000 shares of the new publicly listed holding company, Quantisimo Holding Corp. (“PubCo”), implying a pro forma equity value for Quantisimo of approximately $666.1 million at $10.00 per share, and are expected to hold a majority of PubCo’s outstanding ordinary shares. Closing is subject to, among other conditions, available cash of at least $15 million, approval by GigCapital8’s shareholders, regulatory approvals, effectiveness of a registration statement on Form F-4, Nasdaq listing approval, and there can be no assurance that it will be completed on the contemplated terms or at all. The Group continues to target completion during the first quarter of 2027.

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●	Satellite infrastructure and international partnerships. WISeSat.Space announced completion of a Swiss Space Command pilot phase in April and the planned development of the Quantum Spatial Orbital Cloud in conjunction with SEALSQ. On October 20, 2026, WISeSat.Space confirmed the successful launch and deployment of FOSSASAT-2E27, a new-generation 6U satellite developed and operated by its longstanding strategic partner FOSSA Systems (“FOSSA”), aboard SpaceX’s Falcon 9 Bandwagon-5 mission. The partnership, supported by successive investments, aims to validate the technology across up to six satellite missions amid expectations of accelerating demand for quantum-resistant security. The collaboration is expected to support the progressive validation of VaultIC secure elements and, subject to technical readiness and integration, the next-generation QS7001 post-quantum secure element.

●	Post-quantum commercialization. SEALSQ advanced validation and customer sampling of its QS7001 and QVault TPM products. Its estimated commercial pipeline as of October 15, 2026 exceeded $200 million through 2029, including more than $100 million associated with post-quantum projects. These represented potential opportunities, rather than combined revenues, and remain subject to conversion into revenue.

●	Digital identity and the machine economy. In June 2026, WISeQey’s SEALCOIN subsidiary announced a $4 million investment commitment supporting SEALCOIN infrastructure, including a $1 million commitment from The Hashgraph Group (“THG”), with the object to accelerate the integration of the SEALCOIN ecosystem into the rapidly emerging space economy. In addition, WISeQey is targeting further integration of WISeID into Wecan’s compliance solutions and participation in Hedera’s strategic and community partner network.

●	Swiss infrastructure. In September, the Group announced the signature of a memorandum of understanding with the Canton of Jura for the establishment of a post-quantum semiconductor and cybersecurity center in the Canton of Jura. The proposed Jura Center represents an indicative public-private investment of approximately CHF 40-60 million over a period of approximately six years and is intended to establish a strategic Swiss capability for the design, personalization, testing and secure provisioning of next-generation post-quantum semiconductor technologies.

Strategy and Outlook

WISeQey aims to integrate secure semiconductors, digital identity, satellite connectivity, AI and machine transactions into trusted infrastructure. Following its successful direct listing on the Nasdaq, WISeQey is aiming to stay ahead of the ever-evolving technology landscape as we enter the Intelligence Age, an era in which billions of intelligent machines will communicate, learn, make decisions, and increasingly act on their own. Electric vehicles will communicate with infrastructure, robots will work with humans and other robots, drones will navigate on their own, and satellites will connect machines across the planet. As these systems become autonomous, they will all need one fundamental thing: trust. WISeQey is building that trusted infrastructure by combining secure semiconductors, digital identity, post-quantum cybersecurity, AI, IoT, and secure satellite communications.

About WISeQey

WISeQey Corp. (“WISeQey”) is a British Virgin Islands holding company focused on post-quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat.Space (Nasdaq: SAIQ) develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

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Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeQey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, FY 2026 revenue guidance, business pipeline, the timing of commercial adoption of post-quantum products, the anticipated benefits of acquisitions, investments and listings, the proposed Quantisimo business combination, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Words such as “aims,” “ambition,” “anticipates,” “estimates,” “expects,” “guidance,” “intends,” “pipeline,” “plans,” “targets,” “will” and similar expressions are intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include WISeQey’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; WISeQey’s dependence on the results of its subsidiary SEALSQ Corp for a majority of its consolidated revenue and earnings; adjustments to preliminary unaudited 9M 2026 financial information upon completion of financial closing and review procedures; the ability to achieve FY 2026 revenue guidance; the conversion of the estimated business pipeline into revenue, which depends on customer validation, technical integration and other commercial factors; the timing and outcome of laboratory review, certification, customer qualification and procurement for the QS7001, QVault TPM and other post-quantum products; the ability to integrate acquired businesses, including IC’Alps SAS, Miraex and Wecan, and to realize value from the SEALQuantum Sovereign Vertical Stack; the effects of WISeQey’s cross-border merger and redomiciliation; the trading performance of, and WISeQey’s ownership in, WISeSat.Space following its combination with Columbus Acquisition Corp.; the risks of satellite launches and missions; the risk that the proposed Quantisimo business combination with GigCapital8 is not completed by March 31, 2027 or at all, including as a result of a failure to obtain the approval of GigCapital8’s shareholders or required regulatory approvals, the registration statement on Form F-4 not becoming effective, Nasdaq listing approval not being obtained, the minimum cash condition not being satisfied, including as a result of redemptions by GigCapital8’s shareholders, or the termination of the merger agreement; the amount of cash SEALSQ may be required to contribute in connection with the proposed Quantisimo business combination; the effect of contributing the Group’s interests in Miraex, SEALCOIN, Wecan and WISeSat.Space to Quantisimo, and the value and trading performance of PubCo shares received by WISeQey and SEALSQ; whether the memorandum of understanding with the Canton of Jura leads to definitive agreements and the anticipated investment; and other risks described in WISeQey’s filings with the U.S. Securities and Exchange Commission. WISeQey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeQey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeQey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

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Additional Information About the Proposed Quantisimo Business Combination and Where to Find It

In connection with the proposed business combination among Quantisimo Corp., GigCapital8 Corp. (“GigCapital8”) and the other parties thereto (the “Proposed Business Combination”), GigCapital8 and Quantisimo Holdings Corp. intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary proxy statement of GigCapital8 and a prospectus. After the registration statement is declared effective, a definitive proxy statement/prospectus will be mailed to GigCapital8’s shareholders as of a record date to be established for voting on the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of these documents, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

WISeQey, SEALSQ, Quantisimo Corp., GigCapital8 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GigCapital8’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of these persons in the Proposed Business Combination will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Press and Investor Contacts

WISeQey Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeQey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com

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